May 22, 2017

VIA EDGAR

Amanda Ravitz, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Great Basin Scientific, Inc.
Registration Statement on Form S-1
Filed February 14, 2017
File No. 333-216045

Dear Ms. Ravitz:

Great Basin Scientific, Inc., a Delaware corporation (the “Company”), submits the following response to the comment letter, dated March 9, 2017 (the “Comment Letter”), concerning the above referenced filing (the “Original Registration Statement”).

Set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in the Comment Letter. Concurrently with this response, the Company is filing with the SEC Amendment No. 1 to the Original Registration Statement (the “Amendment” and the Original Registration Statement as amended by the Amendment, the “Amended Registration Statement”), which incorporates the revisions to the Original Registration Statement described herein. To expedite your review, we have enclosed with this letter a marked copy of the Registration Statement, which shows all changes from the Original Registration Statement.

In the responses below, references to “we”, “our” and “us” refer to the Company. Capitalized terms used but not defined in this response letter have the meanings ascribed to them in the Amended Registration Statement. We have reproduced the text of the Staff’s comments in bold-face and in the order presented in the Comment Letter, followed by the Company’s responses.

Fee Table

1.	We note footnote 4. Please revise your table to register the offering of the common stock underlying the Series J Warrants, given your disclosure on the prospectus cover that these warrants are immediately exercisable. For guidance, see the Division of Corporation Finance’s Securities Act Sections Compliance and Disclosure Interpretation, Question 103.04 available on the Commission’s website.

RESPONSE: In response to the Staff’s comment, we have revised the fee table to register the offering of the common stock underlying the Series J Warrants.

Prospectus Cover Page

2.	Please revise your filing to include all disclosure in your prospectus other than the information that may be omitted consistent with Rule 430A. Disclosure that may not be omitted includes the volume of securities to be sold, disclosure required by Regulation S-K Item 202(c), and the amount of securities outstanding after the offering. Also ensure that your prospectus includes information based on a bona fide estimate of the offering price of the securities and exercise price of the warrants. See Section II.A.7 of Release 33-6714 (May 27, 1987). We note for example your blanks on page 44.

RESPONSE: The Company has revised its disclosure to include all information except that which can be excluded by Securities Act Rule 430A.

3.	The name of the registrant, as disclosed here and on the back cover, differs from the name on the facing page of the registration statement. Please revise or advise.

RESPONSE: The name of the Company has been updated to be consistent throughout the Amended Registration Statement.

Recent Corporate Developments, page 5

4.	We note disclosure in your Form RW filed January 20, 2017 that your management “believe[d] that the financing is no longer necessary to fund [your] ongoing operations” and wanted “to avoid a potentially unnecessary dilutive financing.” However, less than one month later, you filed this Form S-1, which includes disclosure regarding your need to raise funds by mid-March 2017 in addition to the funds to be received in this offering. Please reconcile. Please also reconcile your statement about avoiding dilutive financings with the disclosures on pages 12-14 and 56.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure under “Recent Corporate Developments” to clarify the circumstances surrounding the withdrawal of its previously filed registration statement and its decision to file a new registration a few weeks later. The Company has also included additional disclosure under the risk factor entitled “We have a history of highly dilutive financings and reverse stock splits which amplifies the dilutive effect of these financings on our stockholders. Any investment in our common stock will likely be highly diluted through the future conversion of our outstanding derivative securities and our likely future capital raising efforts.”

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If you or any other member of the Staff should have any further comments or questions regarding this response, please contact the Company’s securities counsel, Kevin Friedmann, Esq. of Mitchell Silberberg & Knupp LLP at (310) 312-3106 or kxf@msk.com.

Sincerely,

GREAT BASIN SCIENTIFIC, INC.

By:	/s/ Ryan Ashton
Ryan Ashton, Chief Executive Officer

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